SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of April, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, April 18, 2012

New York Stock Exchange, Inc.

New York, NY

Ref.: Monthly Dividends

Dear Sirs,

Banco Bradesco S.A., in conformity with the System for Monthly Payment to Shareholders, will pay on June 1, 2012 Dividends related to the month of May/2012, in the amount of R$0.015995293 per common share and R$0.017594822 per preferred share to the shareholders registered in the Company’s records on May 2, 2012. The Company’s shares will be traded “ex-right” on Dividends from May 3, 2012 on.

The payment will be made according to the declared amount, with no Withholding Income Tax, under the terms of the Article 10 of Law # 9,249/95, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Whose do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID (CPF), Identification Document (RG) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

•         Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.bror Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   April 19, 2012

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

  Investor Relations Officer

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